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08032216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 19 2008
Washington, DC
103

SEC FILE NUMBER
8- 41451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collier Browne & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7355 Drake Road
(No. and Street)

Cincinnati	Ohio	45243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Browne, President 513-271-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Rolfes, Spurgeon & Co.
(Name – *if individual, state last, first, middle name*)

2090 Florence Avenue, Suite 201,	Cincinnati,	Ohio	45206
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 26 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Thomas R. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collier Browne & Company, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

DONNA J. WELLAGE
Notary Public, State of Ohio
My Commission Expires Oct. 8, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Independent Auditor's Report

Stockholder
Collier Browne & Company

We have audited the accompanying statement of financial condition of Collier Browne & Company (an S-Corporation) as of June 30, 2008 and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collier Browne & Company as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
August 15, 2008

COLLIER BROWNE & COMPANY
STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

Cash	$	95,504
Receivables from brokers and dealers		
Receivables from non-customers (no allowance for doubtful accounts deemed necessary)		
Securities owned, marketable, at market value		131,126
Investment securities		
Other assets		369
TOTAL ASSETS	**$**	**226,999**

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables to non-customers	$	1,620
Securities sold, but not yet purchased, at market value		
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		
Stockholder's equity		
Common stock		100
Additional paid-in capital		171,900
Retained earnings		53,379
Total stockholder's equity		225,379
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**226,999**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF LOSS
For the Year Ended June 30, 2008

REVENUES		
Commissions	$	269,775
Other		31,712
		301,487
EXPENSES		
Net dealer inventory and investment loss		51,879
Employee compensation and benefits		178,236
Commissions and floor brokerage		70,918
Communications		34,208
Occupancy		13,200
Other operating expenses		(11,242)
		337,199
LOSS BEFORE INCOME TAXES		**(35,712)**
Income taxes		
NET LOSS	**$**	**(35,712)**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2007	$ 100	$ 171,900	$ 89,091	$ 261,091
Distributions				
Net Loss			(35,712)	(35,712)
Balance at June 30, 2008	$ 100	$ 171,900	$ 53,379	$ 225,379

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(35,712)
Adjustments to reconcile net loss to net cash used by operating activities:		
Loss on investment securities		-
Changes in:		
Receivables from brokers and dealers		-
Receivables from non-customers		5,823
Securities owned, marketable, at market value		(81,656)
Other assets		800
Payables to non-customers		306
Securities sold, but not yet purchased, at market value		-
NET CASH USED BY OPERATING ACTIVITIES		**(110,439)**
NET DECREASE IN CASH		**(110,439)**
CASH AT BEGINNING OF YEAR		**205,943**
CASH AT END OF YEAR	**$**	**95,504**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2008

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Collier Browne & Company is a fully-disclosed introducing broker and dealer of securities and, therefore, is exempt from the reporting requirements under Rule 15c3-3.

Basis of Accounting

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Concentration

The Company considers all highly liquid securities with an original maturity of three months or less to be cash and/or cash equivalents.

The Company is insured with the Securities Investor Protection Corporation (SIPC) for certain losses up to $500,000, of which no more than $100,000 may be for claims for cash. As of June 30, 2008, there were no deposits that were uninsured under SIPC. The Company must maintain a minimum of $10,000 of firm cash with its clearing broker.

The Company also maintains cash at a bank in Cincinnati to cover certain monthly expenses. Balances in this bank account are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of June 30, 2008, all deposits in this bank account were fully insured.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE B: FINANCIAL INSTRUMENTS

The Company is engaged with various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE C: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

NOTE D: CAPITAL STOCK

Capital stock at June 30, 2008 was as follows:

> Common stock, par value $.01, 750 shares authorized, 200 shares issued and outstanding, initial stated capital $100.

NOTE E: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $202,313, which was $102,313 in excess of the required net capital of $100,000. The Company had aggregate indebtedness of $1,620 at June 30, 2008.

NOTE F: PENSION PLAN

The Company has a defined contribution plan covering all its employees. Contributions are made at the discretion of the Company. Contributions of $30,750 have been charged to income during the year ended June 30, 2008.

NOTE G: INCOME TAXES

The Company, with the consent of its shareholder, has elected to have its income or loss reported directly by the shareholder under provisions of Subchapter S of the Internal Revenue Code.

NOTE H: RELATED PARTY TRANSACTIONS

The Company received no commission revenue from the officer-shareholder during the year ended June 30, 2008.

The Company leases office space from the shareholder on a month-to-month basis. Rent paid to the shareholder was $13,200 for the year ended June 30, 2008.

NOTE I: SECURITIES OWNED AND SOLD BUT NOT YET RECEIVED

As of June 30, 2008, the Company had no marketable securities owned and sold but not yet purchased.

NOTE J: OTHER OPERATING EXPENSES

Effective July 30, 2007, the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration operations of the New York Stock Exchange (NYSE) consolidated to form the Financial Industry Regulatory Authority (FINRA) and commenced operations as the largest non-governmental regulatory organization for securities brokers and dealers doing business in the United States of America. Included in other operating expenses is $35,000 received by the Company from FINRA to reflect cost-savings resulting from this consolidation.

NOTE K: CONCENTRATION

During the year ended June 30, 2008, one customer accounted for approximately 70% of total revenues.

SUPPLEMENTARY INFORMATION

COLLIER BROWNE & COMPANY
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2008

NET CAPITAL		
Total stockholder's equity	$	225,379
Deductions and/or charges:		
Non-allowable assets:		
Other assets		(369)
Net capital before haircuts on securities		**225,010**
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(19,669)
Trading and investment securities, other securities		
Undue concentrations		(3,028)
		(22,697)
NET CAPITAL	**$**	**202,313**
AGGREGATE INDEBTEDNESS		
Payables to non-customers	$	1,620
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,620**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	108
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	102,313
Excess net capital at 1500%	$	102,313
Excess net capital at 1000%	$	202,151
Ratio: Aggregate indebtedness to net capital		1%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of June 30, 2008)		
Net capital as reported in Company's Part IIA FOCUS report	**$**	**202,313**

The accompanying notes are an integral part of these financial statements.

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Stockholder
Collier Browne & Company

In planning and performing our audit of the financial statements and supplemental schedule of Collier Browne & Company, as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of

1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
August 15, 2008

END